Exhibit 99.2

A. Brian Davis Chief Financial Officer Senior Vice President, Finance

Tengion, Inc. 3929 Westpoint Blvd., Suite G Winston-Salem, NC 27103
December 2, 2014
Re: Notice of Intent to Issue Stock for Interest Payment (via e-mail)	tel: (336) 201-0155 fax: (336) 722-2436 brian.davis@tengion.com

Dear Lenders,

Pursuant to Section 2.9 of the Facility Agreement dated June 28, 2013, by and among Tengion, Inc. (the “Company”) and the lenders party thereto (the “Facility Agreement”), subject to certain limitations, the Company may elect to satisfy its obligation to pay any accrued and unpaid interest on the Notes by the issuance of Freely Tradeable Common Stock or Interest Warrants.  This letter serves as notice, in accordance with Section 2.9(b) of the Facility Agreement, of the Company’s intent to exercise its right to satisfy its obligation to pay interest on the Notes in the aggregate amount of $426,391.46, due on January 2, 2015, by the issuance of Freely Tradeable Common Stock (the “Interest Shares”) and Interest Warrants.  Please note that the Company will need your cooperation prior to January 2, 2015 to determine each Lender’s holdings of Common Stock, as this information will be used to determine how many, if any, Interest Warrants will be issued to each Lender.

If you would like your Interest Shares DWAC’ed to a broker account, please provide our Corporate Counsel, Heather Badami (heather.badami@tengion.com), with DWAC instructions no later than December 19, 2014.  Alternatively, if you have previously provided DWAC instructions to Ms. Badami and would like to use those instructions again, please let Ms. Badami know by December 19, 2014.  The Interest Shares will be held on the books of the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, if Ms. Badami does not receive DWAC instructions by December 19, 2014.

In reliance on the continuing representations made by each Lender under Section 2.9 of the Facility Agreement, we will provide the instruction letter necessary to transfer the Interest Shares.  If these representations are no longer true, please provide written notice to the Company via Ms. Badami, as is required by Section 2.9 of the Facility Agreement.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Facility Agreement.

Please do not hesitate to contact me if you have any questions.

Sincerely,
A. Brian Davis
Chief Financial Officer and Senior Vice President, Finance